Form U-6B-2
Schedule 1

Pepco Holdings, Inc. and Subsidiaries
Quarter Ended June 30, 2005

Company	Issued during Quarter: Common Stock	Issued during Quarter: External Long-Term Debt	Issued during Quarter: Long-Term Promissory Notes	Balance at End of Quarter: Short-Term Promissory Notes	Balance at End of Quarter: Money Pool Advances [1]	Balance at End of Quarter: External Short-term Debt	Balance at End of Quarter: Capital Contributions Received
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic City Electric Company	0	0	0	0	0	117,240,000 [2]	0
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Energy Holding Company	*	*	*	* [3]	*	*	*
Delmarva Power & Light Company [4] [5]	0	100,000,000	0	N/A	N/A	N/A	0
Potomac Capital Investment Corporation	*	*	*	*	*	*	*

[1] Money pool interest rate at end of quarter = 3.64%
[2] Average wieghted interest rate at end of quarter = 3.44%
[3] Interest rate at end of quarter = 3.64%
[4] Delmarva short-term debt is not exempt pursuant to Rule 52.
[5] Delmarva issued $100,000,000 of unsecured notes due 6/1/15 at an interest rate of 5%.

* Confidential treatment requested.